UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
October 31, 2006
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑           Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

TABLE OF CONTENTS

SIGNATURES
SIGNATURES
Date October 31, 2006
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

J.P. Morgan Chase & Co.’s holdings in Metso to 4.99 percent
(Helsinki, Finland, October 31, 2006) – Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Corporation has been informed about a change in the holding of the mutual funds managed by J.P. Morgan Chase & Co. of the paid up share capital of Metso Corporation. On October 30, 2006, J.P. Morgan Chase & Co ‘s holdings amounted to 4.99 percent of the paid up share capital of Metso Corporation after being, on the basis of their previous announcement, 5.03 percent on July 31, 2006. The threshold of five percent was crossed on October 30, 2006 when J.P. Morgan Asset Management (UK) Limited sold 147,500 Metso shares.
According to their announcement, holdings by mutual funds of J.P. Morgan Chase & Co. on October 30, 2006 were as follows:

J.P. Morgan Investment Management Inc.	1,661,585 shares
J.P. Morgan Trust Bank	52,000 shares
JP Asset Management (Taiwan) Limited	31,190 shares
JP Asset Management Limited JP Morgan Asset Management (Japan) Limited	126,324 shares 19,294 shares
JPMorgan Asset Management (UK) Limited	4,906,792 shares
JPMorgan Chase Bank	239,477 shares
J.P. Morgan Securities Ltd.	34,327 shares
Total	7,070,989 shares
This holding corresponds to 4.99 percent of the paid up share capital of Metso Corporation.
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22 000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation,
tel. +358 204 84 3253
Aleksanteri Lebedeff, Senior Vice President, General Counsel, Metso Corporation,
tel. +358 204 84 3240
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.